UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2005

                                   SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company


SPIRENT PLC



2. Name of shareholder with a major interest


PRUDENTIAL PLC



3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


MAGIM HSBC GIS NOM (UK) SALI                                             566,983

PRUCLT HSBC GIS NOM (UK) PAC AC                                       24,770,187

PRUCLT HSBC GIS NOM (UK) PPL AC                                        5,110,568

PRUCLT HSBC GIS NOM (UK) EQBF AC                                         270,027

PRUCLT HSBC GIS NOM (UK) MNBF AC                                         459,959

PRUCLT HSBC GIS NOM (UK) PENE AC                                       1,702,386

TOTAL                                                                 32,880,110


5. Number of shares / amount of stock acquired


NOT KNOWN



6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


NOT KNOWN




7. Number of shares / amount of stock disposed


-



8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


-



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


NOT NOTIFIED



11. Date company informed


16 DECEMBER 2005





12. Total holding following this notification


32,880,110



13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)


3.4%



14. Any additional information


SHAREHOLDER PREVIOUSLY REPORTED THAT IT NO LONGER HELD A NOTIFIABLE INTEREST IN THE COMPANY ON 21 JANUARY 2004



15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658



16. Name and signature of duly authorised company official of the listed company responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY



Date of notification


19 DECEMBER 2005


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  19 December 2005                         By   ____/s/ Luke Thomas____

                                                    (Signature)*